UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 01 )*

NOBILITY HOMES INC

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

654892108

(CUSIP Number)

Neda A. Sharifi, Ph.D.,  FOLEY & LARDNER LLP  One Independent Drive, Suite 1300  Jacksonville,  Florida  32202  Phone : 904-359-8719

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 18, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
CHARLTON KAY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON
IN

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Terry E. Trexler Irrevocable Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON
N/A

The Terry E. Trexler Irrevocable Trust acquired beneficial ownership of 2,180,535 shares of the Common Stock when Terry E. Trexler gifted 2,180,535 shares of the Common Stock to the Irrevocable Trust on December 31, 2004. As the Trustee of the Irrevocable Trust, Ms. Charlton, an estates and tax consultant, was vested with sole voting and investment power with respect to such shares. Under the terms of the Irrevocable Trust, the Trust has been terminated and 2,180,535 shares of the Common Stock have been distributed to the Terry E. Trexler Revocable Trust, for no consideration.

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock (the "Common Stock") of the following corporation (the "Issuer"): Nobility Homes, Inc. 3741 SW 7th Street Ocala, FL 34474

Item 2.	Identity and Background

(a)
This Schedule 13D is filed on behalf of Kay Charlton, and the Terry E. Trexler Irrevocable Trust (the "Trust" and together with Ms. Charlton, the "Reporting Persons"), of which Ms. Charlton is the Trustee.

(b)	222 South Pennsylvania Avenue, Suite 200 Winter Park, FL 32789

(c)	Ms. Charlton is the Trustee of the Terry E. Trexler Irrevocable Trust

(d)
During the last five years, the Reporting Persons have not been a party to a criminal or civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)	None. See paragraph d. above.

(f)	Ms. Charlton is a citizen of the United States and the Irrevocable Trust has been established under the laws of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The Terry E. Trexler Irrevocable Trust acquired beneficial ownership of 2,180,535 shares of the Common Stock when Terry E. Trexler gifted 2,180,535 shares of the Common Stock to the Irrevocable Trust on December 31, 2004. As the Trustee of the Irrevocable Trust, Ms. Charlton, an estates and tax consultant, was vested with sole voting and investment power with respect to such shares. Under the terms of the Irrevocable Trust, the Trust has been terminated and 2,180,535 shares of the Common Stock have been distributed to the Terry E. Trexler Revocable Trust, for no consideration.

Item 4.	Purpose of Transaction

Under the terms of the Terry E. Trexler Irrevocable Trust, the Trust has been terminated and 2,180,535 shares of the Common Stock have been distributed to the Terry E. Trexler Revocable Trust, for no consideration.

(a)
Except as set forth above, the Reporting Persons have no present plans or proposals which relate to or would result in the acquisition by any person of additional Common Stock of the Issuer, or the disposition of Common Stock of the Issuer.

(b)
Except as set forth above, the Reporting Persons have no present plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries.

(c)
Except as set forth above, the Reporting Persons have no present plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

(d)
Except as set forth above, the Reporting Persons have no present plans or proposals which relate to or would result in any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

(e)
Except as set forth above, the Reporting Persons have no present plans or proposals which relate to or would result in any material change in the present capitalization or dividend policy of the Issuer.

(f)	Except as set forth above, the Reporting Persons have no present plans or proposals which relate to or would result in any other material change in the Issuer's business or corporate structure.

(g)
Except as set forth above, the Reporting Persons have no present plans or proposals which relate to or would result in any changes to the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person.

(h)
Except as set forth above, the Reporting Persons have no present plans or proposals which relate to or would result in causing a class of Common Stock of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association.

(i)
Except as set forth above, the Reporting Persons have no present plans or proposals which relate to or would result in a class of equity Common Stock of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

(j)	Except as set forth above, the Reporting Persons have no present plans or proposals which relate to or would result in any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)
The 2,180,535 shares distributed by the Irrevocable Trust upon its termination represented all shares of the Issuer's common stock beneficially owned by the Irrevocable Trust. As a result of the distribution, the Irrevocable Trust no longer had a beneficial interest in any common stock of the Issuer.

(b)
The 2,180,535 shares distributed by the Irrevocable Trust upon its termination represented all shares of the Issuer's common stock beneficially owned by the Irrevocable Trust. As a result of the distribution, the Irrevocable Trust no longer had a beneficial interest in any common stock of the Issuer.

(c)	Under the terms of the trust agreement, the Irrevocable Trust transferred 2,180,535 shares of the Common Stock to the Terry E. Trexler Revocable Trust.

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit
August 18, 2011	2,180,535	0

(d)	Not applicable.

(e)	The Irrevocable Trust ceased owning more than five percent of the Common Stock of the Issuer on August 18, 2011.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other persons with respect to any Common Stock of the Issuer, including but not limited to transfer or voting of any Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 28, 2015	By:	/s/ Kay Charlton

Terry E. Trexler Irrevocable Trust

January 28, 2015	By:	/s/ Kay Charlton
Trustee

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)